Citigroup Inc.

Pricing Sheet No. 2015-CMTNG0667 dated September 15, 2015 relating to

Preliminary Pricing Supplement No. 2015-CMTNG0667 dated August 28, 2015

Registration Statement No. 333-192302

Filed Pursuant to Rule 433

242,874 Market-Linked Notes Based on a Basket of Three Equity Indexes Due March 20, 2023

PRICING TERMS—SEPTEMBER 15, 2015
Basket:	Basket Component	Weighting	Initial Component Level*
	S&P 500® Index (ticker symbol: “SPX”)	1/3	1,978.09
	EURO STOXX 50® Index (ticker symbol: “SX5E”)	1/3	3,207.60
	TOPIX® Index (ticker symbol: “TPX”)	1/3	1,462.24
* The initial component level for each basket component is the closing level of that basket component on the pricing date.
Aggregate stated principal amount:	$2,428,740
Stated principal amount:	$10 per note
Pricing date:	September 15, 2015
Issue date:	September 18, 2015
Valuation date:	March 15, 2023, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	March 20, 2023
Payment at maturity:	For each note you hold at maturity, the $10 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:

▪ If the final basket level is greater than the initial basket level:

$10 x the basket return, subject to the maximum return at maturity

▪ If the final basket level is less than or equal to the initial basket level:

$0

Basket return:	The final basket level minus the initial basket level, divided by the initial basket level
Initial basket level:	100
Final basket level:	100 × [1 + (component return of SPX × 1/3) + (component return of SX5E × 1/3) + (component return of TPX × 1/3)]
Component return:	For each basket component: (final component level – initial component level) / initial component level
Final component level:	For each basket component, its closing level on the valuation date.
Maximum return at maturity:	$15.00 per note (150.00% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $25.00 per note.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17323Q692 / US17323Q6926
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per note:	$10.00	$0.30(2)	$9.65
		$0.05(3)
Total:	$2,428,740.00	$80,005.90	$2,343,734.10

(1) On the pricing date, the estimated value of the notes is $9.463 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $0.35 for each $10 note sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.30 for each $10 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each note.
You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Preliminary Pricing Supplement dated August 28, 2015

Product Supplement No. EA-03-03 dated November 13, 2013                      Underlying Supplement No. 3 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

S&P 500® is a registered trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

EURO STOXX® is a registered trademark of STOXX Limited (“STOXX”) and has been licensed for use by Citigroup Inc. and its affiliates. The notes are not sponsored, endorsed, sold, or promoted by STOXX. STOXX makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. STOXX has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

TOPIX® Trademarks, including “TOPIX®” and “TOPIX® Index,” are registered trademarks of Tokyo Stock Exchange, Inc. (“TSE”). The notes are not sponsored, endorsed, sold, or promoted by TSE. TSE makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. TSE has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.